Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Results of Annual Meeting
Lyon, France — June 12, 2006 — Flamel Technologies S.A. (NASDAQ: FLML) today announced the results of its annual meeting held on June 12, 2006. Each resolution proposed favorably by management at the meeting, including the nomination of each director for a new one-year term, was approved by holders of approximately 95% or more of the Company’s shares.
As a consequence, shareholders re-elected Flamel’s Board of Directors. Mr. Elie Vannier, the Chief Operating Officer of Grandvision SA, will continue to serve as the Company’s non-Executive Chairman. Also re-elected to the Company’s Board of Directors were: Mr. Cor Boonstra, former Chairman and Chief Executive Officer of Philips Electronics NV; Mr. Lodewijk J.R. deVink, former Chairman and Chief Executive Officer of Warner Lambert; Mr. Frederic Lemoine, Chairman of the Supervisory Board of AREVA, Mr. John Vogelstein, Vice Chairman of Warburg Pincus; and Mr. Stephen H. Willard, Flamel’s Chief Executive Officer.
“We are delighted to have the strong support of our shareholders, as evidenced by the results of this annual meeting,” said Mr. Elie Vannier, non-Executive Chairman of Flamel. “It represents a strong departure from the turmoil of a year ago. We believe our future is bright under the executive leadership of our CEO, Stephen Willard, as we await the launch of Coreg-CR™, work to expand on existing partnerships and develop new ones, as well as continue to enhance our two innovative drug delivery platforms.”
The Company has 23,808,950 shares issued or outstanding. Votes representing 23,697,322 shares, or 99.5% were tendered.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.
Contacts:
Michel Finance, Chief Financial Officer
Tel: (011) (33) 4-7278- 3434
Fax: (011) (33) 4-7278-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE: (011) 33-4-72-78-34-34
US (1) (202) 862-8400
Fax: 202-862-3933
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2005.
Coreg-CR is a registered trademark of GlaxoSmithKline.